Filed pursuant to Rule 253(g)(2)

File No. 024-11169

SUPPLEMENT DATED JULY 13, 2023

TO OFFERING CIRCULAR DATED AUGUST 8, 2022

LEGION WORKS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated August 8, 2022, of Legion Works, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated August 8, 2022, is available HERE, as supplemented HERE.

The purpose of this supplement is to announce the extension of the Company’s offering under Regulation A (the “Offering”).

On July 13, 2023, the Company filed an offering statement for a new offering of Units under Regulation A (SEC File No. 024-12299)(the “New Offering Statement”).  Pursuant to Rule 251(d)(3)(F), the Company may continue to offer securities under the Offering Statement (SEC File No. 024-11169) (the “Old Offering Statement”) of which this Offering Circular forms a part until the earlier of the date on which the New Offering Statement is qualified or January 9, 2024, 180 days after the third anniversary of the date on which the Old Offering Statement was originally qualified (July 16, 2020).